UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 10)

Quidel Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

74838J101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74838J101	13G	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	5	SOLE VOTING POWER 50,000
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,226,557
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 50,000
	8	SHARED DISPOSITIVE POWER 3,226,557

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,276,557
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.82%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 74838J101	13G	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,253,061
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,253,061

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,253,061
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.76%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 74838J101	13G	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,561,161
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,561,161

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,561,161
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.68%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 74838J101	13G	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 653,296
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 653,296

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,296
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.96%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 74838J101	13G	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oracle Institutional Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 308,100
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 308,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.92%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 74838J101	13G	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oracle Offshore Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 74838J101	13G	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oracle Ten Fund Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 598,796
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 598,796

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,796
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.80%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 74838J101	13G	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oracle Investment Management, Inc. Employees’ Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 54,500
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 54,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.16%
12	TYPE OF REPORTING PERSON* EP

CUSIP No. 74838J101	13G	Page 10 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Feinberg Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 12,100
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.04%
12	TYPE OF REPORTING PERSON* OO

This Amendment No. 10 to Schedule 13G (this "Amendment No. 10") is being filed with respect to the Common Stock, par value $.001 (“Common Stock”) of Quidel Corporation, a Delaware corporation (the “Company”), to amend the Schedule 13G filed on April 23, 2001, as previously amended by Amendment No. 1, filed on February 14, 2002, by Amendment No. 2, filed on February 12, 2003, by Amendment No. 3, filed on February 9, 2005, by Amendment No. 4, filed on February 7, 2006, by Amendment No. 5, filed on February 15, 2008, by Amendment No. 6 filed on May 20, 2009, by Amendment No. 7, filed on February 2, 2010, by Amendment No. 8, filed on February 8, 2011, and by Amendment No. 9, filed on February 6, 2012 (as so amended, the “Schedule 13G”), in accordance with the annual amendment requirements. Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 4: Ownership:

Item 4 of the Schedule 13G is hereby amended and restated as follows:

The percentages used herein and in the rest of this Amendment No. 10 are calculated based upon a total of 33,350,305 shares of Common Stock issued and outstanding as of October 24, 2012, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2012.

The beneficial ownership of the Reporting Persons is set forth below. This filing and any future amendments hereto shall not be considered an admission by any of the Reporting Persons that a “group” exists or that any Reporting Person is a beneficial owner of shares beneficially owned by any other Reporting Person named herein.

A.	Larry Feinberg

(a) Amount beneficially owned: 3,276,557

(b) Percent of class: 9.82%

(c) Number of shares as to which such person has:

(i)    Sole power to vote or direct the vote: 50,000

(ii)   Shared power to vote or direct the vote: 3,226,557

(iii)  Sole power to dispose or direct the disposition: 50,000

(iv) Shared power to dispose or direct the disposition: 3,226,557

B.	Oracle Partners, LP

(a) Amount beneficially owned: 2,253,061

(b) Percent of class: 6.76%

(c) Number of shares as to which such person has:

(i)    Sole power to vote or direct the vote: 0

(ii)   Shared power to vote or direct the vote: 2,253,061

(iii)  Sole power to dispose or direct the disposition: 0

(iv)  Shared power to dispose or direct the disposition: 2,253,061

C.	Oracle Associates, LLC

(a) Amount beneficially owned: 2,561,161

(b) Percent of class: 7.68%

(c) Number of shares as to which such person has:

(i)   Sole power to vote or direct the vote: 0

(ii)  Shared power to vote or direct the vote: 2,561,161

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,561,161

D.	Oracle Investment Management, Inc.

(a) Amount beneficially owned: 653,296

(b) Percent of class: 1.96%

(c) Number of shares as to which such person has:

(i)   Sole power to vote or direct the vote: 0

(ii)  Shared power to vote or direct the vote: 653,296

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 653,296

E.	Oracle Institutional Partners, LP

(a) Amount beneficially owned: 308,100

(b) Percent of class: 0.92%

(c) Number of shares as to which such person has:

(i)   Sole power to vote or direct the vote: 0

(ii)  Shared power to vote or direct the vote: 308,100

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 308,100

F.	Oracle Offshore Limited

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of shares as to which such person has:

(i)   Sole power to vote or direct the vote: 0

(ii)  Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 0

G.	Oracle Ten Fund Master, LP

(a) Amount beneficially owned: 598,796

(b) Percent of class: 1.80%

(c) Number of shares as to which such person has:

(i)   Sole power to vote or direct the vote: 0

(ii)  Shared power to vote or direct the vote: 598,796

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 598,796

H.	Oracle Investment Management, Inc. Employees’ Retirement Plan

(a) Amount beneficially owned: 54,500

(b) Percent of class: 0.16%

(c) Number of shares as to which such person has:

(i)   Sole power to vote or direct the vote: 0

(ii)  Shared power to vote or direct the vote: 54,500

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 54,500

I.	The Feinberg Family Foundation

(a) Amount beneficially owned: 12,100

(b) Percent of class: 0.04%

(c) Number of shares as to which such person has:

(i)   Sole power to vote or direct the vote: 0

(ii)  Shared power to vote or direct the vote: 12,100

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 12,100

Item 10: Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 11, 2013

/s/ Larry Feinberg
Larry Feinberg, Individually

ORACLE PARTNERS, LP
By:	ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE ASSOCIATES, LLC

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC

By:	/s/ Larry Feinberg
Larry Feinberg, President

ORACLE INSTITUTIONAL PARTNERS, LP
By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE OFFSHORE LIMITED

By:	/s/ Larry Feinberg
Larry Feinberg, Director

ORACLE TEN FUND MASTER, LP
By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES’ RETIREMENT PLAN

By:	/s/ Aileen Wiate
Aileen Wiate, Trustee

THE FEINBERG FAMILY FOUNDATION

By:	/s/ Larry Feinberg
Larry Feinberg, Trustee

[SIGNATURE PAGE TO

AMENDMENT NO. 10 TO

SCHEDULE 13G WITH RESPECT TO QUIDEL CORPORATION]